Exhibit 99.9

FIFTH AMENDMENT

TO THE

HUNTINGTON INGALLS INDUSTRIES, INC.

NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN

FOR UNION ELIGIBLE EMPLOYEES

This amendment to the October 1, 2015 restatement of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) is intended to update certain hardship withdrawal procedures, as required by law.

The Plan is amended as follows:

I.    Effective as of January 1, 2020, Section 7.10 of the Plan is amended by deleting it in its entirety and replacing it with the following:

“Section 7.10     Hardship Withdrawals. A Participant who is covered under the terms of the Basic Labor Agreement between the Employer and the USW may elect a withdrawal of his or her Before-Tax Contributions or Catch-up Contributions if a hardship described in this Section occurs. A withdrawal satisfies the hardship requirements if the distribution is made on account of an immediate and heavy financial need, and the amount of the withdrawal is necessary to satisfy the need. This Section is to be interpreted with the hardship distribution requirements of Treasury Regulation Section 1.401(k)-l(d)(3).

(a)     Immediate and Heavy Financial Need. Hardship occurs if the Participant has immediate and heavy financial needs that cannot be fulfilled through other reasonably available financial resources of the Participant. Immediate and heavy financial needs for these purposes shall mean only the following:

(1)     payment of expenses for (or necessary to obtain) medical care that would be deductible under Code Section 213(d) (determined without regard to the limitations in Code Section 213(a)) incurred by the Participant, his or her Spouse, any dependent (as defined in Code Section 152, determined without regard to Code Sections 152(b)(l), (b)(2), and (d)(l)(B)) of the Participant, or Beneficiary;

(2)    costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments);

(3)     payment of tuition, related educational fees, and room and board expenses, for up to the next 12 months of post-secondary education of the Participant, or the Participant’s Spouse, children, dependents (as defined in Code Section 152, determined without regard to Code Sections 152(b)(l), (b)(2), and (d)(1)(B)), or Beneficiary;

(4)     payments necessary to prevent the eviction of the Participant from the Participant’s principal residence or foreclosure on the mortgage of that residence;

(5)     payments for burial or funeral expenses for the Participant’s deceased parent, Spouse, children, dependents (as defined in Code Section 152, determined without regard to Code Section 152(d)(1)(B)), or Beneficiary;

(6)     expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income and without regard to limits imposed under Code Section 165(h)(5)); or

(7)     any other circumstances determined by the Secretary of the Treasury to constitute immediate and heavy financial need for this purpose.

A financial need will not fail to qualify as immediate and heavy solely because the need was reasonably foreseeable or voluntarily incurred by the Participant.

(b)    Amount Necessary to Satisfy Hardship. In determining whether the amount of the hardship withdrawal satisfies the immediate and heavy financial need, the Administrative Committee may reasonably rely upon the Participant’s representation (in writing, by an electronic medium, or in such other form as permitted by the Plan administrator in accordance with applicable law) that:

(1)     The amount of the hardship withdrawal is not in excess of the amount of the immediate and heavy financial need of the Participant (including any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution);

(2)    The Participant has obtained all distributions, other than hardship withdrawals, and all non-taxable loans currently available under this Plan and all plans maintained by the Employer; and

(3)    The Participant has insufficient cash or other liquid assets to satisfy the need.

(c)     Associated Fees. The Participant’s Account may be charged with any reasonable expenses necessary to implement the hardship withdrawal.

(d)     Fire Fighters & Guards. Effective October 6, 2014, Section 7.10 shall also apply to a Participant covered under the terms of the Basic Labor Agreement between the Employer and the International Association of Fire Fighters and its Local I-45 and to the Basic Labor Agreement between the Employer and the International Union, Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451.

(e)     Hardship Withdrawal Suspensions. A Participant who was granted a hardship withdrawal under the Plan prior to January 1, 2020 was suspended from making Before-Tax Contributions and Catch-up Contributions under this Plan and elective contributions and employee contributions to any other plan maintained by the Employer, for a period of six (6) months following receipt of such withdrawal. Notwithstanding the foregoing, for hardship withdrawals initiated on or after January 1, 2020 and for hardship withdrawals initiated prior to January 1, 2020 for which the 6-month suspension period has not expired as of December 31, 2019, the 6-month suspension period shall no longer apply beginning January 1, 2020.”

II.     In all respects not amended, the Plan is hereby ratified and confirmed.

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IN WITNESS WHEREOF, Huntington Ingalls Industries, Inc. has caused this amendment to be executed by its duly authorized representative on this 20th day of December, 2019.

HUNTINGTON INGALLS INDUSTRIES, INC.

By	/s/ William Ermatinger
William Ermatinger
Executive Vice President and Chief Human Resources Officer